 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Intapp, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45827U 109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No.:45827U 109

1		NAMES OF REPORTING PERSONS John Hall
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 7,377,599[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,377,599[1]
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,377,599[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6%[2]
12		TYPE OF REPORTING PERSON (see Instructions) IN

[1] Consists of (i) 5,003,602 shares of common stock held of record by John Hall and (ii) 2,373,997 shares of common stock subject to equity awards held by Mr. Hall that are vested and exercisable within 60 days of December 31, 2021.

[2] Based on 61,140,812 shares of common stock outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person, plus 2,373,997 shares of common stock subject to equity awards held by Mr. Hall assumed to be deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

Schedule 13G

CUSIP No.:45827U 109

Item 1.

(a)	Name of Issuer:

Intapp, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3101 Park Blvd
Palo Alto, CA 94306

Item 2.

(a)	Name of Person Filing:

John Hall

(b)	Address of Principal Business Office or, if none, Residence:

c/o Intapp, Inc.
3101 Park Blvd
Palo Alto, CA 94306

(c)	Citizenship:

Please refer to Item 4 on the cover page for the Reporting Person.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP No.:

45827U 109

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Schedule 13G

CUSIP No.:45827U 109

Item 4. Ownership

Information with respect to the Reporting Person’s ownership is incorporated by reference to items (5) - (9) and (11) of the cover page for the Reporting Person.

Item 5. Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

/s/ John Hall
John Hall